No Act
P.E. 12-12-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043067

January 22, 2007

Gary W. Kyle
Chief Corporate Counsel
Sempra Energy
101 Ash Street, HQ12A
San Diego, CA 92101-3017

RECD S.E.C.
JAN 19 2007
1086

Act: 1934
Section: 14A-8
Rule:
Public Availability: 1/22/2007

Re: Sempra Energy
Incoming letter dated December 12, 2006

Dear Mr. Kyle:

This is in response to your letter dated December 12, 2006 concerning the shareholder proposal submitted to Sempra by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated December 14, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

103 2208

Sempra Energy®

Gary W. Kyle
Chief Corporate Counsel

101 Ash Street, HQ12A
San Diego, CA 92101-3017

Tel: 619.696.4373
Fax: 619.696.4443
gkyle@sempra.com

December 12, 2006

Securities Exchange Act of 1934
Rule 14a-8(l)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevedden Shareholder Proposal -- Exclusion of Proponent Name from Supporting Statement

Ladies and Gentlemen:

We have received from John Chevedden, acting on behalf of Ray T. Chevedden, a shareholder proposal for inclusion in the proxy materials for our 2007 Annual Meeting of Shareholders pursuant to the Commission's Shareholder Proposal Rule. The proposal is enclosed as the appendix to this letter.

We intend to include the Chevedden proposal in the proxy materials for the 2007 Annual Meeting but in so doing to delete a sentence containing the name of the shareholder proponent. The sentence that we intend to delete is the final sentence (which we have set forth in italics) in the following paragraph of the supporting statement:

> Thus this proposal is a contender for its 3rd majority supporting vote. The Council of Institutional Investors www.ciii.org recommends adoption of a proposal when it wins its first majority shareholder vote. This topic won a 66% yes-vote average at 20 major companies in 2006. *Ray T. Chevedden, Los Angeles, sponsored the 2003 proposal.* [Italics added.]

The inclusion of his proponent's name in the supporting statement (albeit under the guise of simply naming the sponsor of a similar proposal in a prior year) is nothing more than another transparent attempt by John Chevedden to publicize himself and his nominal proponent and to deprive us of our option provided in Rule 14a-8(l) to either include in our proxy statement the name and address of the proponent or a statement that the proponent's name and address will be promptly provided to shareholders upon receiving a written or oral request. We will do the latter.

John Chevedden has a long and notorious history (albeit unsuccessful other than through the weariness of his target companies) of attempting to evade Rule 14a-8(l). He has, over many years, repeatedly included his name or that of his nominal shareholder proponents in his proposals. But when brought to its attention, the Staff on every occasion of which we are aware has repelled his evasion efforts and concurred in the deletion of his proponent's name. See, for example, *KeySpan Corporation* (March 7, 2006) (John Chevedden proposal on behalf of Emil Rossi); *Sempra Energy* (January 12, 2004) (two John Chevedden proposals, one on behalf of Chris Rossi and the other on behalf of Ray T. Chevedden); *PACCAR Inc.* (February 22, 1999) (John Chevedden proposal); *TRW Inc.* (February 11, 1999) (John Chevedden proposal on behalf of Ernest Lopez); *The Boeing Company* (February 18, 1998) (three letters of the same date, John Chevedden proposals on behalf of Edward Olson, Edward Eade, and Ray T. Chevedden and Veronica G. Chevedden).

The Staff has, of course, repeatedly and consistently permitted the deletion of proponent names from proposals by many other shareholder proponents although none appear to have exhibited the recidivism of John Chevedden. See, for example, *High Income Securities Fund* (March 14, 2006); *Alaska Air Group Inc.* (March 17, 2005); *Citizens Holding Company* (January 22, 2001); *Strategic Global Income Fund, Inc.* (March 24, 2000); *The Swiss Helvetia Fund, Inc.* (February 25, 2000); *Keystone Financial, Inc.* (March 15, 1999); *American Home Products* (March 7, 1998); *Kimberly-Clark* (January 12, 1988); *Phillip Morris Cos., Inc.* (February 21, 1996); and *Bankers First Corporation* (January 24, 1995).

* * * * * * * * * * *

We ask that thee Staff advise us that it will not recommend to the Commission any enforcement action if in publishing the Chevedden proposal in our proxy materials we delete the sentence that contains the name the shareholder proponent.

* * * * * * * * * * *

In accordance with Rule 14a-8(j), I am enclosing six copies of this letter together with it appendix. It is being filed more than 80 calendar days before we will file definitive proxy materials for our 2007 Annual Meeting. An additional copy, together with the appendix, is being concurrently provided to John Chevedden and Ray T. Chevedden.

We would very much appreciate receiving the Staff's response to our request by January 31, 2007.

If you have any questions regarding this matter or if I can be of any help to you in any way, please contact me by telephone at 619/696-4373 or by e-mail to gkyle@sempra.com.

Very truly yours,

Gary W. Kyle

Enclosures
cc: John Chevedden
Ray T. Chevedden

Appendix

RECEIVED
OCT 17 2006
CATHERINE C. LEE
CORPORATE SECRETARY

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angles, CA 90043

Mr. Donald E. Felsinger
Chairman
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
PH: 619-696-2034
FX: 619-696-2374

Rule 14a-8 Proposal

Dear Mr. Felsinger,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Ray T. Chevedden 10-15-06

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401

cc: Catherine C. Lee
Corporate Secretary
PH: 619-696-4644
FX: 619-696-4508
Gary Kyle
PH: 619-696-4373
FX: 619-696-4443

[Rule 14a-8 Proposal, October 16, 2006]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues feasible. This proposal is focused on adoption of the lowest possible majority vote requirements to the fullest extent feasible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents.

Earlier editions of this proposal topic won the following votes of support at our annual meeting (based on yes and no votes).

54% in 2001
59% in 2003

Thus this proposal is a contender for its 3rd majority supporting vote. The Council of Institutional Investors www.cii.org recommends adoption of a proposal when it wins its first majority shareholder vote. This topic also won a 66% yes-vote average at 20 major companies in 2006. Ray T. Chevedden, Los Angeles, sponsored the 2003 proposal.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 67%-vote to make certain key governance changes, if our vote is an overwhelming 66%-yes and only 1%-no — only 1% could force their will on our 67%-majority.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent research firm rated our company:
  "Very High Concern" in Executive Compensation.
  "D" in corporate governance.

- We had no Independent Chairman – Independent oversight concern.
- Our directors could be elected with only one yes-vote from our 260 million shares.
- We had to marshal a 67% shareholder vote to make certain key governance improvements – Entrenchment concern.
- Cumulative voting was not allowed.

Additionally:
- Our board had 2-insiders – Independence concern.
- Our directors still had a retirement plan – Independence concern.

Our audit committee was made up of the following directors with concerns:
- Mr. Godbold had 16-years director tenure – Independence concern.
- Mr. Brocksmith had 5 board seats total – Over-commitment concern.
- Mr. Jones and Mr. Newman, both CEOs – Over-commitment concern.

- Our lead director, Mr. Rusnack, served on the Peabody Energy board (BTU) rated "D" by The Corporate Library.

- The compensation rating at Sempra was designated a very high concern by The Corporate Library, due to excessive compensation and a significant decrease in shares held by Stephen

Baum, the former CEO. Mr. Baum's total 2005 compensation was more than $19 million, and his exclusive shares held fell from 486,000 in 2004 to 0 in 2005.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 14, 2006 9:50 PM
To: CFLETTERS
Cc: Gary Kyle
Subject: Sempra Energy (SRE) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 14, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Sempra Energy (SRE)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Adopt Simple Majority Vote Ray T. Chevedden

Ladies and Gentlemen:

This is an initial response to the company December 12, 2006 no action request.

Contrary to the company position there is no provision in Rule 14a-8(l) that applies to excluding a proponent[1]s name for a previous-year rule 14a-8 proposal:
[3]l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

[3]The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of

providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.[2]

Hence the company improperly seeks to rewrite the existing rule by simply submitting a no action request.

Given the text of the 2007 proposal and the announced company practice on hiding the identity of the 2007 proposal proponent, the only recourse that a shareholder has of leaning the 2007 proponent[1]s identity is to contact the company. This seems consistent with the company concern that shareholders will be required to go to the company via special request to learn the identity of a proponent.

I believe that the Staff has previously decided that the identity of a previous-year proponent was not excludable.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
Gary Kyle <GKyle@sempra.com>

January 22, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated December 12, 2006

The proposal recommends adoption of a simple majority shareholder vote requirement applicable to the greatest number of shareholder voting issues feasible.

There appears to be some basis for your view that Sempra may exclude the sentence that begins "Ray T. Chevedden...." and ends "...2003 proposal" under rule 14a-8(l). Accordingly, it is our view that Sempra may omit the sentence from the proposal under rule 14a-8(l).

Sincerely,

Rebekah J. Toton
Attorney-Adviser